TITAN INTERNATIONAL, INC.

August 8, 2012

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed July 26, 2012
Response dated July 24, 2012
File No. 1-12936

Dear Mr. Decker,

We are responding to your comment letter dated August 2, 2012, which relates to Titan’s July 24, 2012 response to your previous comment letter.  Please see the attached Exhibit A for the Company’s responses to your letter.

Please do not hesitate to contact Paul Reitz at 217-221-4455 or Cheri Holley at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Paul G. Reitz	/s/ Cheri T. Holley
Paul G. Reitz	Cheri T. Holley
Chief Financial Officer	Vice President, Secretary
and General Counsel

EXHIBIT A – COMMENTS & RESPONSES

Form 10-Q for the Quarter Ended June 30, 2012

Item 1 – Financial Statements

Note 14 – Supply Agreement Termination Income, page 13

1.
You disclose that you terminated the supply agreement that was included in the April 2011 acquisition of Goodyear’s farm tire business, and have now entered into an agreement under which you will sell certain non-farm tire products directly to third party customers and pay a royalty to Goodyear. Please tell us the terms of the initial supply agreement as well as the new agreement, and clarify the business purpose for terminating the initial supply agreement and entering into the new agreement. Also, as disclosed in your June 30, 2011 Form 10-Q, please clarify what the $42.5 million of prepaid royalty initially recognized in the purchase price allocation relates to.

Response to comment 1:

In April 2011, Titan International, Inc. (“Titan” or the “Company”) acquired The Goodyear Tire & Rubber Company’s (Goodyear) Latin American farm tire business.  The purchase price allocation for this transaction included $42.5 million of prepaid royalty.  The prepaid royalty agreement was for a seven year period and covered royalties for farm tires in both North America and Latin America.  This agreement remains in place and the Company is amortizing this prepaid royalty for farm tires over the seven year period of the agreement.

The acquisition of Goodyear’s Latin American farm tire business included a manufacturing facility in Sao Paulo, Brazil.  In addition to farm tires, the Sao Paulo facility produced other products, primarily truck tires.  Titan did not purchase the non-farm tire business as a part of the acquisition of the Latin American farm tire business.  At the time of the Latin American farm tire acquisition, Titan and Goodyear entered into a three year supply agreement under which the Sao Paulo facility would continue to produce these items for Goodyear.  The production of these products allowed Titan to operate the Sao Paulo facility at a more efficient capacity utilization.

In May 2012, the Company and Goodyear terminated the supply agreement and entered into an agreement under which Titan will sell these non-farm tires directly to third party customers and pay a royalty to Goodyear.  This trademark license agreement is for a three year period and sets a five percent royalty payment on licensed product.  This trademark license agreement is separate from the prepaid farm tire royalty and will be paid to Goodyear on a quarterly basis.  The termination of the supply agreement allowed Titan to enter into new end consumer markets, including truck tires.  Under the supply agreement, Goodyear orders swung widely, which caused inefficiencies at the Sao Paulo facility as the facility would go from having too many orders to not enough orders.  The elimination of the supply agreement will allow Titan to schedule production more evenly and efficiently.  Under the supply agreement, the products were produced at the Sao Paulo facility, sold to Goodyear and moved to their distribution facility, and then sold to the customer.  These products will now be shipped to customers directly from the Sao Paulo facility, which will remove handling and distribution costs.

A - 1

Note 24 – Subsidiary Guarantor Financial Information – 5.625% Convertible Notes, page 18

2.
We note that you have presented $18.2 million in the non-guarantor subsidiaries column related to equity in earnings of subsidiaries in the consolidated condensed statements of operations for the three and six months ended June 30, 2012 as well as the investment in subsidiaries line item in the June 30, 2012 consolidating condensed balance sheet. Please tell us what this amount represents and why it has not been included within the parent’s equity in earnings of subsidiaries and investment in subsidiaries line items.

Response to comment 2:

Titan prepares the subsidiary guarantor financial information using the equity method of accounting.  Titan International, Inc. is the parent of Titan Investment Corporation (“TIC”), a non-guarantor subsidiary.  TIC is the parent of several of the guarantor subsidiaries.  The $18.8 million amount in the non-guarantor column represents TIC’s equity in the guarantor subsidiaries for which it is the parent.  As Titan International, Inc. is the parent of all subsidiaries (guarantor and non-guarantor), the $18.8 million is included within the parent’s equity in earnings of subsidiaries and investment in subsidiaries.  As the parent, guarantor, and non-guarantor subsidiary columns are all presented using the equity method of accounting, and a non-guarantor is the parent of a guarantor, the $18.8 million appears as equity in earnings of subsidiaries in both the parent and non-guarantor subsidiary columns.

The subsidiaries that have TIC as the parent have had losses in the past.  TIC did not recognize equity in the loss of subsidiaries for these companies below their investment in subsidiaries.  In the first quarter of 2012, these subsidiaries had negative equity in excess of TIC’s investment, as a result no equity in earnings of subsidiaries or investment in subsidiaries was reported.  In the second quarter of 2012, these subsidiaries had positive results which increased the TIC investment to a positive $18.8 million.  As a result, the equity in earnings of subsidiaries and investment in subsidiaries is the same amount for the three months and six months ended June 30, 2012.

A - 2